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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     FORM N-17f-2

                 Certificate of Accounting of Securities and Similar

                            Investments in the Custody of
                           Management Investment Companies
                      Pursuant to Rule 17f-2 (17 CFR 270.17F-2)



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1. Investment Company Act file Number:                                                         Date examination completed:

811-5669                                                                                       10/31/99
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2. State identification Number:


     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     AL                    AK                    AZ                    AR                   CA                 CO
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     CT                    DE                    DC                    FL                   GA                 HI
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     ID                    IL                    IN                    IA                   KS                 KY
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     LA                    ME                    MD                    MA                   MI                 MN
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     MS                    MO                    MT                    NE                   NV                 NH
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     NJ                    NM                    NY                    NC                   ND                 OH
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     OK                    OR                    PA                    RI                   SC                 SD
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     TN                    TX                    UT                    VT                   VA                 WA
     --------------------  --------------------  --------------------  -------------------  -----------------  -------------------

     WV                    WI                    WY                    PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

FIFTH THIRD FUNDS
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5. Address of principal executive office (number, street, city, state, zip code):

JEFFREY C. CUSICK, BISYS FUND SERVICES,
3435 STELZER ROAD, COLUMBUS, OHIO 43219-8001
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INSTRUCTIONS

This form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

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1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

            THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                               SEC 2198 (11-91)

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                        Report of Independent Accountants


To the Board of Trustees of
Fifth Third Funds



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Prime Money Market Fund, Government Money Market Fund, Tax Exempt Money Market Fund, U.S. Treasury Money Market Fund, Bond Fund For Income, Municipal Bond Fund, Ohio Tax Free Bond Fund, Quality Bond Fund, U.S. Government Securities Fund, Balanced Fund, Cardinal Fund, Equity Income Fund, Mid Cap Fund, Pinnacle Fund, and Quality Growth
Fund, of the Fifth Third Funds (collectively, the "Funds") were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of October 31, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made without prior notice to management. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1999, and with respect to agreement of security and similar investment purchases and sales, for the period from July 31, 1999 (the date of last examination) through October 31, 1999:

- Confirmation of all securities and similar investments held by the Federal Reserve Bank of Cleveland, the Participants Trust Company, and the Depository Trust Company in book entry form;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian, Fifth Third Bank;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Bank of New York and Chase Manhattan Bank (Tri-Party Custodians) records; and

- Agreement of eight security and/or investment purchases and seven security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

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In our opinion, management's assertion that Fifth Third Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Fifth Third Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                                Ernst & Young LLP



Cincinnati, Ohio
January 11, 2000

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                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------


We, as members of management of Fifth Third Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of October 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds.


Fifth Third Funds



By:



/s/ Stephen Mintos
---------------------------
Stephen Mintos, President